UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated June 29, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Significant progress made by Sibanye-Stillwater, organised labour and Department of
Mineral Resources on addressing Safety and Health
Johannesburg, 29 June 2018. Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) the
Department of Mineral Resources and organised labour comprising Association of
Mineworkers and Construction Union (AMCU), National Union of Mineworkers (NUM),
Solidarity and United Association of South African (UASA) reached a significant milestone at the second Safety and Health Summit convened by the Group, by committing themselves to a joint pledge on safety (the Safety Pledge) and a plan of action to address health and safety at Sibanye-Stillwater.
This Safety and Health Summit follows engagements on the health and safety of workers between the stakeholders, following a deterioration in the safety performance at
Sibanye-Stillwater’s SA gold operations in 2018. The parties have committed to working together to make the workplaces safer; protect jobs and collaborate on all matters pertaining to the health, safety and wellbeing of workers.
The Safety Pledge establishes the scope and spirit in which stakeholders agree to work further towards achieving Zero Harm.
‘As Organised Labour, the DMR and the Management of Sibanye-Stillwater, we
acknowledge the parties statutory obligation and workers right that our destiny is shared and commit ourselves, through constructive, transparent collaboration and compliance, to achieving Zero Harm’.
Health and Safety Plan of Action:
  Enabling safe workplaces, compliance and the right of employees to withdraw from unsafe workplaces
  Leadership effectiveness, values and culture transformation
  Review of safety structures
  Training and development
  Research and development (technology, systems and processes)
  Review of incentive schemes and recognition programmes
  Trust building, effective engagement and communication
Further engagements to involve all the relevant role players are planned with operational leadership teams across all Sibanye-Stillwater Operations and cross sector working groups will be put in place to monitor the implementation of the Plan of Action. The parties also agreed to partner with Sibanye-Stillwater and its workers to return those operations to acceptable levels of safety.
CEO, Neal Froneman said, “We are encouraged by the commitment by all the stakeholders to addressing the safety challenges at our operations. This process is continuation of activities that are on-going at the operations, to ensure a step change in safety.
The recognition of the shared responsibility on Health and Safety, and the collaboration of all stakeholders towards a common goal, is a significant step towards building an industry that is sustainable, and can deliver value safely.”

Ends.
Investor relations contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements, including “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and
the “safe harbour” provisions of the United States Private Securities Litigation
Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “can”, “unlikely”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-
looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual
Financial Report, published on 2 April 2018, and the Group’s Annual Report on Form
20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2
April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: June 29, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer